				EXHIBIT 12
CATERPILLAR INC., CONSOLIDATED SUBSIDIARY COMPANIES, AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars) YEARS ENDED DECEMBER 31,
	2003	2002	2001	2000	1999

Profit	$1,099	$798	$805	$1,053	$946
Add:
Provision for income taxes	384	314	359	439	448

Profit before taxes	1,483	1,112	1,164	1,492	1,394
Fixed charges:
Interest and other costs related to borrowed funds(1)	720	805	948	988	835
Rentals at computed interest factors(2)	82	81	86	90	83

Total fixed charges:	802	886	1,034	1,078	918

Profit before provision for income taxes and fixed charges	$2,285	$1,998	$2,198	$2,570	$2,312

Ratio of profit to fixed charges	2.9	2.3	2.1	2.4	2.5
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(1) Interest expense as reported in Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.